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                                                 File No.  70-9841

    As filed with the Securities and Exchange Commission on March 1, 2001

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                             FORM U-1 DECLARATION
                                    UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
   ----------------------------------------------------------------------

                       Consolidated Natural Gas Company
                             120 Tredegar Street
                             Richmond, VA 23219

                 (Name of company filing this statement and
                   address of principal executive offices)
    --------------------------------------------------------------------

                           Dominion Resources, Inc.

                   (Name of top registered holding company
                    parent of each applicant or declarant)
   ----------------------------------------------------------------------

                              James F. Stutts
                     Vice President and General Counsel
                           Dominion Resources, Inc.
                             120 Tredegar Street
                             Richmond, VA 23219

                   (Name and address of agent for service)
    -------------------------------------------------------------------

               The Commission is also requested to send copies of any communication in connection with this matter to:

                          Norbert F. Chandler, Esq.
                              Managing Counsel
                      Dominion Resources Services, Inc.
                     Dominion Tower, 625 Liberty Avenue
                            Pittsburgh, PA 15222


							File No. 70-9841

                                  AMENDMENT NO. 2
                                        TO
                                    DECLARATION
                                       UNDER

                           SECTIONS 6(a), 7(e) and 12(e)

                                        OF

                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              AMENDMENT OF INDENTURE

                             SOLICITATION OF CONSENTS

	Consolidated Natural Gas Company hereby amends its Declaration, as previously amended through Amendment No. 1,under the above file number as follows.


Item 1.	Description of Proposed Transactions.

     The paragraph under the heading "COMPLIANCE WITH RULES 53 AND 54" is restated to read as follows.

		"The Company meets all of the conditions of Rules 53 and 54. As of September 30, 2000, the Company had a total of approximately $157.3 million in investments in an exempt wholesale generator, as defined in Section 32 of the Act, and in foreign utility companies, as defined in Section 33 of the Act. Of the amount invested as of such date, approximately $145 million represents investments in Argentine foreign utility companies which were sold on October 12, 2000. The average of the Company's retained earnings as reported for the four most recent quarterly periods on the Company's Form 10-K or 10-Q filed under the Securities Exchange Act of 1934 is approximately $355 million. Thus, the Company's aggregate investment in exempt wholesale generators and foreign utility companies for the purposes of Rule 53 is 44% of its consolidated retained earnings."


Item 6.        Exhibits and Financial Statements

(a) Exhibits
     _______

     B-1  Revised Draft of Consent Solicitation Statement.
          (Filed Herewith)






                                  SIGNATURES

		Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this amendment to its Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


 						CONSOLIDATED NATURAL GAS COMPANY



                                    By:     James F. Stutts
                                            __________________

                                    Name:   James F. Stutts

                                    Title:  Vice President and
                                            General Counsel

                                    Date:   March 1, 2001



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